SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  CD Radio Inc.
                                 (Name of Issuer)

                          Common Stock, par value $.001
                          (Title of Class of Securities)

                                    125127100
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas  76102
                                 (817)390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 November 2, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 5,127,900 shares, which constitutes approximately 22.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 23,145,104 shares outstanding.

1.       Name of Reporting Person:

         Prime 66 Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 5,061,700
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 5,061,700
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,061,700

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 21.9%

14.      Type of Reporting Person: PN

1.       Name of Reporting Person:

         Composite 66, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         66,200 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.3%

14.      Type of Reporting Person: PN


----------
(1) Pursuant to Rule 13d-3(d)(1)(i)(C), such shares may be deemed to be beneficially owned pursuant to the power to terminate a managed account.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, par value $.001 per share (the "Stock"), of CD Radio Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2175 K Street, N.W., Sixth Floor, Washington, D.C. 20037.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Prime 66 Partners, L.P., a Texas limited partnership ("Prime") and Composite 66, L.P., a Texas limited partnership ("Composite") (each a "Reporting Person" and collectively, the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): P-66 Genpar, L.P., a Texas limited partnership ("Genpar"), Carmel Land & Cattle Co., a Texas corporation ("Carmel"), William P. Hallman, Jr. ("Hallman"), P-66, Inc., a Texas corporation ("P-66"), The Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("Trust"), and Sid R. Bass ("SRB"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons

         Prime is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of the Reporting Person, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

         Composite is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of the Reporting Person, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.

         Genpar is a Texas limited partnership, the principal business of which is serving as one of two general partners of each of the Reporting Persons and activities related thereto. The principal address of Genpar, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

         Carmel is a Texas corporation, the principal business of which is investment in securities and real estate and activities related thereto. The principal address of Carmel, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Hallman is the sole shareholder of Carmel; Hallman and Donald J. McNamara ("McNamara") are its directors; and Hallman (Vice-President) and McNamara (President) are its principal officers.

         Hallman's principal occupation or employment is serving as a shareholder and director of the law firm of Kelly, Hart & Hallman, P.C. Hallman's business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

         The principal occupation of McNamara is serving as the Chairman of The Hampstead Group. McNamara's business address is 4200 Chase Texas Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

         The Hampstead Group is a real estate investment firm, the principal business of which is real estate investment. The principal address of The Hampstead Group, which also serves as its principal office, is 4200 Chase Texas Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

         P-66 is a Texas corporation, the principal business of which is serving as general partner of each of the Reporting Persons and activities related thereto. The principal address of P-66, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Trust is the sole shareholder of P-66; SRB is its sole director; and SRB (President), Hallman (Vice-President and Assistant Secretary), and W. Robert Cotham ("Cotham") (Vice-President and Secretary) are its principal officers.

         Trust is a revocable trust existing under the laws of the state of Texas, the grantor of which is SRB. The address of Trust is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. The Trustees of the Trust are SRB and two members of his family.

         SRB's principal occupation or employment is serving as the President of Sid R. Bass, Inc. ("SRB, Inc."). SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

         SRB, Inc. is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

         The principal occupation or employment of Cotham is serving as the Vice-President/Controller of BEPCO. Cotham's business address is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

         BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

REPORTING PERSON             SOURCE OF FUNDS               AMOUNT OF FUNDS

     Prime              Other (1)                     $ 101,240,236.04

     Composite               Other (1)                     $   1,746,514.41

(1)      Contributions from partners.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the Stock on the open market or in private transactions. In addition, 5,000,000 shares of the Stock are subject to the Purchase Agreement described in Item 6 below.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Reporting Persons

         Prime

         Pursuant to Rule 13d-3(a), Prime is the beneficial owner of 5,061,700 shares of the Stock, which constitutes approximately 21.9% of the outstanding shares of Stock.

         Composite

         Pursuant to Rule 13d-3(d)(1)(i)(C), Composite may be deemed to be the beneficial owner of 66,200 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of Stock.

         Controlling Persons

         Each of (1) Genpar, as one of two general partners of each of the Reporting Persons, and (2) Carmel, as the sole general partner of Genpar, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,127,900 shares of the Stock, which constitutes approximately 22.2% of the outstanding shares of Stock.

         In his capacity as the sole shareholder of Carmel, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,127,900 shares of the Stock, which constitutes approximately 22.2% of the outstanding shares of Stock.

         In its capacity as one of two general partners of each of the Reporting Persons, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,127,900 shares of the Stock, which constitutes approximately 22.2% of the outstanding shares of Stock.

         In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,127,900 shares of the Stock, which constitutes approximately 22.2% of the outstanding shares of Stock.

         In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,127,900 shares of the Stock, which constitutes approximately 22.2% of the outstanding shares of Stock.

         To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Prime

         Acting through its two general partners, Genpar and P-66, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,061,700 shares of the Stock.

         Composite

         Composite has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock.

         Controlling Persons

         Acting through its general partner, Carmel, and in its capacity as one of two general partners of Prime, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,061,700 shares of the Stock.

         Acting through its sole shareholder, Hallman, and in its capacity as the general partner of Genpar, Carmel has the shared power to vote or to direct the vote and to dispose or direct the disposition of 5,061,700 shares of the Stock.

         In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,061,700 shares of the Stock.

         In its capacity as one of two general partners of Prime, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,061,700 shares of the Stock.

         In its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or direct the disposition of 5,061,700 shares of the Stock.

         In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or direct the disposition of 5,061,700 shares of the Stock.

         (c)

         During the last 60 days, Prime has purchased shares of the Stock in open market transactions on the Nasdaq National Market as follows:

                             NUMBER OF           PRICE PER
         DATE                SHARES              SHARE

         09/11/98            3,000               $16.00
         09/11/98            4,200               $16.02

         In addition, on November 2, 1998, Prime purchased 5,000,000 shares of stock in a private transaction at a price per share of $20.00.

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 2, 1998, the Issuer issued to Prime a total of 5,000,000 shares of Stock for an aggregate purchase price of $100,000,000 pursuant to a Stock Purchase Agreement dated October 8, 1998 (the "Purchase Agreement"). The description of the Purchase Agreement that follows does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2.

         Under the Purchase Agreement, after October 1, 2000, Prime is entitled to two demand registrations under the Securities Act of 1933, as amended (the "Securities Act") of its purchased shares of Stock. Such demand rights are subject to a "blackout" period (not to exceed 90 days) if, among other things, the Board of Directors of the Issuer determines in good faith that it would be seriously detrimental to the Issuer and its stockholders to file a registration statement at the requested time. In addition, after October 1, 2000, Prime will have certain piggyback registration rights granting it the right to include its purchased shares of Stock if the Issuer files a registration statement under the Securities Act. The Purchase Agreement also provides that, at any time prior to the earlier of (i) October 1, 2001 and (ii) the date that Prime ceases to own beneficially 10% or more of the Stock, Prime will not offer, sell or transfer the Stock acquired pursuant to the Purchase Agreement for a period of up to 180 days if requested not to do so by the Issuer's underwriters in connection with a public offering.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement and Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin
M. Jackson to act on behalf of Composite 66, L.P. and Prime 66 Partners, L.P. filed herewith.

         Exhibit 99.2 -- Stock Purchase Agreement by and among CD Radio Inc. and Prime 66 Partners, L.P. dated as of October 8, 1998, filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     November 12, 1998



                        PRIME 66 PARTNERS, L.P.



                        By:  P-66, INC.,
                             general partner

                             By: /s/ William P. Hallman, Jr.
                                William P. Hallman, Jr., Vice-President


                        By:  P-66 GENPAR, L.P.,
                             general partner

                             By:  Carmel Land & Cattle Co.,
                                  general partner


                                  By: /s/ William P. Hallman, Jr.
                                     William P. Hallman, Jr., Vice-President



                        COMPOSITE 66, L.P.



                        By:  P-66, INC.,
                             general partner

                             By: /s/ William P. Hallman, Jr.
                                William P. Hallman, Jr., Vice-President


                        By:  P-66 GENPAR, L.P.,
                             general partner

                             By:  Carmel Land & Cattle Co.,
                                  general partner


                                  By: /s/ William P. Hallman, Jr.
                                     William P. Hallman, Jr., Vice-President

                                  EXHIBIT INDEX


EXHIBIT            DESCRIPTION

99.1          Joint Filing Agreement and Power of Attorney authorizing W.
              Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas
              W. Briggs, and Calvin M. Jackson to act on behalf of Composite 66, L.P. and Prime 66 Partners, L.P. filed herewith.

99.2 Stock Purchase Agreement by and among CD Radio Inc. and Prime 66 Partners, L.P. dated October 8, 1998.